Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Aug-2018

Amounts in USD

Dates

Collection Period No.	38			
Collection Period (from... to)	1-Aug-2018	31-Aug-2018		
Determination Date	13-Sep-2018			
Record Date	14-Sep-2018			
Distribution Date	17-Sep-2018			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2018	17-Sep-2018	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2018	15-Sep-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	49,851,667.75	32,263,002.07	17,588,665.68	39.831210	0.073063
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**206,851,667.75**	**189,263,002.07**	**17,588,665.68**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	245,456,369.88	227,867,704.20			
Yield Supplement Overcollateralization Amount	72,757,380.27	9,452,734.61	8,663,165.41			
Pool Balance	**1,616,945,465.46**	**254,909,104.49**	**236,530,869.61**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.332690%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	55,667.70	0.126065	17,644,333.38	39.957275
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$284,626.03**		**$17,873,291.71**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	18,129,177.69	(1) Total Servicing Fee	212,424.25
Interest Collections	625,118.67	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	99,405.90	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	150,102.39	(3) Interest Distributable Amount Class A Notes	284,626.03
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	19,173.82	(6) Regular Principal Distributable Amount	17,588,665.68
Available Collections	**19,022,978.47**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	937,262.51
Available Funds	**19,022,978.47**	**Total Distribution**	**19,022,978.47**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	212,424.25	212,424.25	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	284,626.03	284,626.03	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	55,667.70	55,667.70	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	284,626.03	284,626.03	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	17,588,665.68	17,588,665.68	0.00
Aggregate Principal Distributable Amount	17,588,665.68	17,588,665.68	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,443.88
minus Net Investment Earnings	3,443.88
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,443.88
Net Investment Earnings on the Collection Account	15,729.94
Investment Earnings for the Collection Period	19,173.82

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	254,909,104.49	20,774
Principal Collections	13,061,697.81	
Principal Collections attributable to Full Pay-offs	5,067,479.88	
Principal Purchase Amounts	0.00	
Principal Gross Losses	249,057.19	
Pool Balance end of Collection Period	236,530,869.61	20,111
Pool Factor	14.63%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.86%
Weighted Average Number of Remaining Payments	54.86	22.23
Weighted Average Seasoning (months)	10.12	46.44

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	234,232,440.51	19,976	99.03%
31-60 Days Delinquent	1,665,163.04	103	0.70%
61-90 Days Delinquent	445,837.82	22	0.19%
91-120 Days Delinquent	187,428.24	10	0.08%
Total	236,530,869.61	20,111	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	249,057.19	15	14,798,887.40	578
Principal Net Liquidation Proceeds	99,095.21		3,195,735.76	
Principal Recoveries	148,379.82		6,806,740.89	
Principal Net Loss / (Gain)	1,582.16		4,796,410.75	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.008%
Prior Collection Period	0.540 %
Second Prior Collection Period	0.392 %
Third Prior Collection Period	(0.032%)
Four Month Average	0.227%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.297%
Average Net Loss / (Gain)	8,298.29

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.